Capital Management Programme

5 October 2004

Chris Lynch Chief Financial Officer

Teleconference 1 : 10.30 am AEST

Teleconference 2 :   9.30 am UK



Disclaimer

Important notice

This presentation does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract therefor. The off-market buy-back referred to herein will be made only by the buy-back booklet, which will be mailed to eligible shareholders on or about 20 October 2004. No indications of interest in the buy-back are sought by this presentation. Shareholders in the United States or Canada or who are, or who are acting for the account or benefit of, a US person (within the meaning of Regulation S under the Securities Act) or a resident of Canada and ADR holders will not be eligible to participate in the off-market buy-back described in this presentation. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, are not to be distributed or sent into the United States or Canada.

Forward-looking statements

Certain statements contained in this presentation, including statements regarding the implementation of our capital management program and its effect on our business, may constitute "forward-looking statements" for the purposes of applicable securities laws. BHP Billiton Limited undertakes no obligation to revise the forward-looking statements included in this presentation to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the number of shares bought back pursuant to the invitation to participate in the buy-back, the buy-back price and general trading and economic conditions affecting BHP Billiton. Further information about BHP Billiton, its business and factors affecting its operations is contained on our website at www.bhpbilliton.com.

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Capital management rationale

- Demonstrates strong capital discipline
- Consistent with cash flow priorities
    - Finance growth opportunities with attractive rates of return
    - Maintain robust capital structure in line with "A" credit rating
    - Return excess cash to shareholders
- US$2 billion capital management programme is in addition to progressive dividend policy
    - FY04 final dividend 27% higher than FY03 final dividend

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US$2bn capital return: impact on BHP Billiton

Strong growth pipeline	• BHP Billiton has an extensive project pipeline of identified opportunities (including US$8.6bn in feasibility/development) • Return of capital will not prejudice ability to fund future growth
"A" credit rating maintained	• BHP Billiton will remain strongly capitalised post return of capital • Targeted "A" credit rating will not be jeopardised
Progressive dividend policy	• Does not impact BHP Billiton's progressive dividend policy • Interim and final dividends increase steadily over time

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BHP Billiton considered various ways of returning capital

Capital return	•Generally used in the case of asset sales or business re-organisations (e.g. spin-outs of OneSteel and BlueScope Steel) •DLC structure can make capital returns more complex
Special dividend	•Only provides a discrete, one-off benefit •Global nature of share register – have to consider impact in a variety of jurisdictions
On-market share buy-back	•Flexibility to buy back in either Limited or Plc •Rewards long-term shareholders •All shareholders benefit – participants by selling, and non-participants through EPS, CFPS and ROE accretion
Off-market share buy-back in BHP Billiton Limited	•Rewards long-term shareholders •All shareholders benefit – participants by selling, and non-participants through enhanced EPS, CFPS and ROE accretion •Enables shares to be bought back at a discount to market price (Australian-specific circumstances – franked dividends/CGT)

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Capital management programme - Phase 1

Form	•Off-market buy-back of BHP Billiton Limited shares
Pricing	•Minimum of 5% discount to Market Price
Amount	•A$1.0bn to A$1.5bn (c. US$0.7bn to US$1.1bn) [1]
Who	•Eligible BHP Billiton Limited shareholders only [2]
Timing	•To be completed during November 2004

• Non-participating shareholders will benefit from increased EPS, CFPS and ROE

[1] May vary size in light of demand

[2] US and Canadian shareholders in BHP Billiton Limited and ADR holders will not be eligible to participate

Off-market buy-back overview

Target size	• A$1.0bn to A$1.5bn (c. US$0.7bn to US$1.1bn) • Represents 3.2% of BHP Billiton Limited issued share capital (2.0% of DLC) [1] • Flexibility to vary size depending on shareholder participation and final Buy-Back Price
Tender range	• Discount range of 5% to 14% to the Market Price • Market Price will be calculated as the VWAP over the 5 trading days up to and including the buy-back closing date • Eligible shareholders may tender their shares at any of the 10 specified discount points or as a "Final Price Tender" • Buy-Back Price will be the largest discount that allows the desired amount of capital repurchase
Buy-Back Price composition	• Fixed A$2.10 cash capital component [2] • Remainder deemed a fully franked dividend
Timetable & trading implications	• 3 week tender period (1 November to 19 November) • Shares acquired on or before 7 October will generally comply with 45-day rule (eligible for dividend franking) • Shares purchased on or after 11 October will be excluded from the LIFO rule for the purposes of the 45-day rule

[1] Assuming a buy-back of A$1.5bn at a 14% discount to the 5 day VWAP up to and including 4 October 2004 of A$14.35 per share.
[2] See Slide 11.

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Tender range

- Tenders can be lodged at any specified discount point from 5% to 14% or as a Final Price Tender
- Increments of 1%
- Minimum price option

Final Price Tender

- Simplifies choice for retail shareholders, in particular
- Will be accepted at the final Buy-Back Price (subject to possible scale back)

Tender discount point	Indicative tender price [1]
5%	A$13.63
6%	A$13.49
7%	A$13.35
8%	A$13.20
9%	A$13.06
10%	A$12.92
11%	A$12.77
12%	A$12.63
13%	A$12.48
14%	A$12.34

[1] Illustrative only – based on the 5 day VWAP up to and including 4 October 2004 of A$14.35 per share. The final buy-back price will be calculated by applying a discount to the VWAP over the 5 trading days up to and including the buy-back closing date.

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Buy-Back Price

Calculation	•Buy-Back Price will be determined according to tenders lodged •Will be based on the largest discount in the 5% – 14% discount range that enables BHP Billiton to purchase its targeted amount of capital •Discount will be applied to the VWAP over the 5 trading days up to and including the buy-back closing date
Composition (for Australian tax purposes)	•Fixed A$2.10 capital component [1] •Remainder deemed a fully franked dividend
Announcement	•Announcement of Buy-Back Price and any scale back expected to occur no later than Tuesday 23 November 2004

[1] See Slide 11.

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Buy-back rules

Eligibility	• Shares in BHP Billiton Limited acquired on the ASX before Monday 11 October 2004 confer an entitlement to participate • US and Canadian shareholders and ADR holders are not eligible
Acceptance	• All successful tenderers will receive the Buy-Back Price • Shares tendered at or below the Buy-Back Price or as a Final Price Tender will be bought back, subject to any required scale back • Shares tendered above the Buy-Back Price will not be bought back • Acceptance subject to satisfaction of optional Minimum Price condition
Scale Back	• If the total number of shares tendered at or below the Buy-Back Price is greater than the number of shares BHP Billiton wants to buy, tenders will be scaled back • Priority allocation to a maximum of 200 shares tendered at or below the Buy-Back Price prior to any scale back • The scale back provisions have been designed so that successful participants who tender all their shares at or below the Buy-Back Price will not be left with 200 shares or less

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Australian tax implications

Composition (Australian tax residents)	**Capital component** •Shareholders will generally be deemed, for Australian CGT purposes, to have sold their shares for A$2.10 plus any excess of the Tax Value[1] over the Buy-Back Price •Cost base of shareholders is relevant in determining any capital gain or loss **Dividend component** •The excess of the Buy-Back Price over A$2.10 will be treated as a fully franked dividend
Franking Credits	•The 45-day rule generally requires that shares must be held at risk for a minimum of 45 days to qualify for benefit of franking credits •Generally, shares acquired after Thursday 7 October will not satisfy the 45-day rule
"Last in First Out" (LIFO) rule	•Shareholders will be able to buy shares in BHP Billiton Limited on or after the ex date of Monday 11 October 2004 without jeopardising their ability to claim franking credits on any other shares held at risk for the required 45 days

[1] The Tax Value will be calculated pursuant to the Australian Tax Office guidelines in TD2004/22. i.e. the Tax Value will be A$14.35 adjusted by the movement in the S&P/ASX 200 Index until the close of the buy back.

Worked Australian tax examples – Australian Residents

Per share A$	Super Fund	Individuals [1]				
	$0+	$0-$6,000	$6,001 - $21,600	$21,601 - $58,000	$58,001 - $70,000	$70,000+
	15.0% tax rate	0% marginal tax rate	18.5% marginal tax rate	31.5% marginal tax rate	43.5% marginal tax rate	48.5% marginal tax rate
Income tax consequences						
Assumed Market Price (5 day VWAP)	$14.35	$14.35	$14.35	$14.35	$14.35	$14.35
Assumed Buy-Back Price (14% discount) [2]	$12.34	$12.34	$12.34	$12.34	$12.34	$12.34
Less fixed cash capital component	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10
Assumed fully franked dividend	$10.24	$10.24	$10.24	$10.24	$10.24	$10.24
Add: gross up for franking credits	$4.39	$4.39	$4.39	$4.39	$4.39	$4.39
Assessable income	$14.63	$14.63	$14.63	$14.63	$14.63	$14.63
Tax on that assessable income	($2.19)	$0.00	($2.71)	($4.61)	($6.36)	($7.09)
After tax proceeds plus franking credits [3]	**$12.44**	**$14.63**	**$11.92**	**$10.02**	**$8.27**	**$7.54**
Capital gains tax consequences						
Fixed cash capital component	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10
Add: excess of Tax Value [4]	$2.01	$2.01	$2.01	$2.01	$2.01	$2.01
Less: illustrative cost base	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00
Nominal capital gain / (loss) on disposal	($3.89)	($3.89)	($3.89)	($3.89)	($3.89)	($3.89)
Discount capital gain / (loss) [5]	($2.59)	($1.95)	($1.95)	($1.95)	($1.95)	($1.95)
Tax impact of capital gain/(loss) [6]	$0.39	$0.00	$0.36	$0.61	$0.85	$0.94
After tax proceeds [6]	**$2.49**	**$2.10**	**$2.46**	**$2.71**	**$2.95**	**$3.04**
Total after tax proceeds	**$14.93**	**$16.73**	**$14.38**	**$12.73**	**$11.22**	**$10.58**

Footnotes 1 – 6: See Slide 16

Shareholders should seek their own financial advice



Key dates for off-market buy-back

Event	Date (2004) [1]
Announcement of proposed Buy-Back	Tuesday, 5 October
Cut-off date for franking credit entitlement under 45-day rule [2]	Thursday, 7 October
Ex-date for buy-back entitlement	Monday, 11 October
Buy-back record date	Friday, 15 October
Commence mail-out of Buy-Back booklet	Wednesday, 20 October
Buy-back tender period opens	Monday, 1 November
Buy-back tender period closes (midnight Melbourne time)	Friday, 19 November
Announcement of Buy-Back Price and any scale back	No later than Tuesday, 23 November
Dispatch of Buy-Back proceeds to successful shareholders	No later than Tuesday, 30 November

[1] BHP Billiton reserves the right to change the dates

[2] Shares acquired after this date will not satisfy the 45-day rule, but some taxpayers may be exempt. Shareholders should seek their own advice.



Capital management programme – Phase 2

Form	•Further share buy-backs in either BHP Billiton Limited or BHP Billiton Plc, and/or enhanced dividends
Amount	•Balance of US$2bn
Timing	•During the next 12 months (but not until completion of off-market buy-back in November 2004)

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Appendix: Footnotes to worked Australian tax examples

(1) The marginal tax rate includes the Medicare Levy of 1.5%. The Medicare Levy will depend on an individual's own circumstances.

(2) A Buy-Back Price of A$12.34 is used for illustrative purposes only. You should not rely on this as being the actual Buy-Back Price.

(3) This assumes the shareholder is fully entitled to the franking credits.

(4) This assumes, for illustrative purposes only, that the market value for tax purposes (the "Tax Value") of the shares is A$14.35. The actual Tax Value will be A$14.35, adjusted for the movement in the S&P/ASX 200 Index from the opening on 5 October 2004 to the close of the buy-back.

(5) This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals; 66% for super funds).

(6) This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss which arises under the buy-back may be different to any capital loss which may have arisen under an equivalent sale of shares on-market. This is because the capital proceeds under the buy-back are the aggregate of A$2.10 (the cash capital component) plus A$2.01 (the assumed excess of the Tax Value over the Buy-Back Price). The A$2.01 is used for illustrative purposes only.

Appendix: Worked examples
Comparison of tax outcomes for shareholders in net A$

Assumptions (Slides 17 and 18):

General		Australian tax specific	
Share price (5 day VWAP)…	$14.35	Capital component…	$2.10
Buy-back price (14% discount)…	$12.34	Fully franked dividend…	$10.24
Cost Base…	$8.00	Tax Value…	$14.35

Net proceeds:

	Australian Residents			US Residents	UK Residents
	Individual (A$6k – A$21.6k)	Individual (A$70k plus)	Super Fund	Individual (Capital gain rate)	Individual (£31.4k plus)
Marginal tax rate:	18.5%	48.5%	15%	15%	40%
Off-market	**$14.38**	**$10.58**	**$14.93**	**$11.69**	**$10.60**
On-market	$13.76	$12.81	$13.71	$13.40	$11.81

[1] Shareholders in the US, including US residents, will not be eligible to participate, directly or indirectly, in the off-market buy-back.
[2] Assumes that UK and US shareholders are not offsetting any capital gain with available capital losses



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Appendix: Worked examples
Comparison of tax outcomes for shareholders in net A$

	Australian Residents			US Residents	UK Residents
	Individual (A$6k – A$21.6k)	Individual (A$70k plus)	Super Fund	Individual (Capital gain rate)	Individual (£31.4k plus)
Marginal tax rate:	18.5%	48.5%	15%	15%	40%
Share price (5 day VWAP)	$14.35	$14.35	$14.35	$14.35	$14.35
Buy-back price (14% discount)	$12.34	$12.34	$12.34	$12.34	$12.34
Notional capital gain/(loss)	*($3.89)*	*($3.89)*	*($3.89)*	*$4.34*	*$4.34*
CGT benefit/(liability)	$0.36	$0.94	$0.39	($0.65)	($1.74)
Franking credit	*$4.39*	*$4.39*	*$4.39*	*-*	*-*
Tax	*($2.71)*	*($7.09)*	*($2.19)*	*-*	*-*
Franking credit benefit	$1.68	($2.70)	$2.20	-	-
Net proceeds	**$14.38**	**$10.58**	**$14.93**	**$11.69**	**$10.60**

[1] Shareholders in the US, including US residents, will not be eligible to participate, directly or indirectly, in the off-market buy-back

[2] Australian Resident: Net proceeds = buy-back price + CGT benefit (assumes can use losses to offset other gains) + franking credit benefit

[3] Shareholder not resident in Australia: Net proceeds = buy-back price – CGT liability

[4] Assumes that UK and US shareholders are not offsetting capital gains with available capital losses

[5] UK tax calculations ignore any availability of annual exemption, taper relief or indexation allowances

Slide 18

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Appendix: Discounts achieved in recent comparable Australian off-market buy-backs

Company	Date	Buy-back size	Discount to closing price
IAG	June 2004	A$414m	12.2%
Westpac	June 2004	A$559m	16.1%
Commonwealth Bank	March 2004	A$532m	17.2%
Fosters	December 2003	A$669m	7.8%
Telstra	November 2003	A$1,000m	13.8%
Woolworths	April 2003	A$532m	7.9%

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